

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2018

Jeff R. Baxter
President and Chief Executive Officer
VBI Vaccines Inc.
222 Third Street, Suite 2241
Cambridge, MA 02142

   Re: VBI Vaccines Inc.
    Registration Statement on Form S-3
    Filed July 20, 2018
    File No. 333-226271

Dear Mr. Baxter:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Irene Paik at 202-551-6553 with any questions.

           Division of Corporation Finance
           Office of Healthcare & Insurance

cc: Rick A. Werner, Esq.